UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2016

FOREIGN TRAD\E BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin
Name:	Pierre Dulin
Title:	General Manager

BLADEX’S SECOND QUARTER 2016 NET PROFIT TOTALED $22.3 MILLION, OR $0.57 PER SHARE, A 65% INCREASE YoY AND 5% DECREASE QoQ. HALF-YEAR 2016 NET BUSINESS PROFIT REACHED $50.2 MILLION (+15% YoY), OR $1.28 PER SHARE, ON HIGHER TOTAL INCOME, CREDIT PROVISIONS AND IMPROVED EFFICIENCY

PANAMA CITY, REPUBLIC OF PANAMA, July 26, 2016 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the second quarter (“2Q16”) and half-year (“1H16” or “6M16”) ended June 30, 2016.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial data as of June 30, 2015 (“2Q15” and “1H15” or “6M15”) has also been prepared in accordance with IFRS to allow year-on-year comparisons.

2Q16 and 1H16 Highlights

Reported results:

•	Bladex’s 2Q16 Net Profit totaled $22.3 million (+65% YoY, -5% QoQ) on robust net interest income (+10% YoY, -3% QoQ), increased fees and other income (+43% YoY, +87% QoQ), and improved efficiency through lower operating expenses (-21% YoY, -19% QoQ), offsetting higher provisions for impairment from allowance for credit losses. In the 2Q16, the Bank’s results also benefited from the divestment of its remaining participation in the investment funds effective April 1st, 2016, with a residual gain of $0.2 million recorded for the quarter, compared to losses from its participation in the investment funds recorded during the comparison quarters.
•	The Bank’s 1H16 Net Profit totaled $45.7 million (+5% YoY), as Business Profit of $50.2 million improved (+15% YoY) mainly from higher net interest income (+10% YoY), increased fees and other income (+26%), and lower operating expenses (-13% YoY), compensating non-core losses from the participation in investments funds of $4.4 million, and higher provisions for impairment from allowance for credit losses of $13.3 million.
•	2Q16 and 1H16 net interest income reached $38.2 million (+10% YoY, -3% QoQ) and $77.7 million (+10% YoY), respectively, on higher Net Interest Margin (“NIM”) of 2.06% for both 2Q16 and 1H16 (+27 bps YoY, unchanged QoQ for 2Q16; +24 bps YoY for 1H16), mainly reflecting higher lending spreads and increased market rates, which more than offset the effects of lower average lending balances (-3% YoY, -2% QoQ).
•	Fees and other income totaled $5.3 million in the 2Q16 (+43% YoY, +87% QoQ), as five transactions in the loan structuring and syndication business were completed during 2Q16. Year-to-date 2016, fees and other income reached $8.1 million (+26% YoY).

Key performance metrics:

•	The Bank’s 1H16 Business and Total Annualized Return on Average Equity (“ROAE”) reached 10.3% and 9.4%, respectively, compared to Business and Total ROAE of 9.4% in 1H15. 2Q16 Business and Total annualized ROAE reached 9.0% and 9.1%, respectively.
•	The Bank’s 1H16 Business Efficiency Ratio and Total Efficiency Ratio improved to 26% (-7 pts. YoY) and 28% (-5 pts. YoY), respectively, on higher total income (+4% YoY) and lower operating expenses (-13% YoY), mainly reflecting decreased performance-related compensation expense. 2Q16 Business Efficiency and Total Efficiency Ratios improved to 22% (-11 pts. YoY, -8 pts. QoQ), and 23% (-12 pts. YoY, -10 pts. QoQ), respectively.
•	The Bank maintained solid capitalization with a 15.6% Tier 1 Basel III ratio as of June 30, 2016, together with high levels of liquidity, in response to heightened market volatility.

Commercial Portfolio & Quality:

•	As of June 30, 2016, end-of-period Commercial Portfolio balances stood at $6.8 billion (-2% QoQ, -9% YoY), while 2Q16 and 1H16 average balances were $6.7 billion (-3% QoQ; -4% YoY), and $6.9 billion (-3% YoY), respectively, while net lending margins remained relatively stable QoQ and trended upward YoY. The Bank continues to rebalance its credit exposure profile, emphasizing short-term trade finance exposures, along with reducing certain country, industry and client risk concentrations.
•	The ratio of total allowance for credit losses to total Commercial Portfolio ending balances increased to 1.60% (+20 bps QoQ, +30 bps YoY) mainly to account for expected credit losses regarding certain exposures undergoing restructuring efforts, and in one isolated case, undergoing recovery efforts. Consequently, non-performing loans (“NPL”) increased to 1.30% of the total Loan Portfolio as of June 30, 2016, compared to 0.43% a quarter ago and 0.30% a year ago.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M16	6M15	2Q16	1Q16	2Q15
Key Income Statement Highlights
Total income	$81.4	$78.3	$44.4	$37.0	$36.1
Impairment loss from expected credit losses on loans at amortized cost and off-balance sheet instruments	$12.8	$8.3	$11.5	$1.2	$8.2
Impairment loss from expected credit losses on investment securities	$0.5	$0.8	$0.5	$0.0	$1.7
Operating expenses (1)	$22.4	$25.8	$10.1	$12.4	$12.7
Business Profit (2)	$50.2	$43.4	$22.1	$28.1	$16.0
Non-Core Items (3)	$(4.4)	$(0.0)	$0.2	$(4.7)	$(2.5)
Profit for the period	$45.7	$43.4	$22.3	$23.4	$13.5
Profitability Ratios
Earnings per Share ("EPS") (4)	$1.17	$1.12	$0.57	$0.60	$0.35
Business EPS (4)	$1.28	$1.12	$0.56	$0.72	$0.41
Return on Average Equity (“ROAE”) (5)	9.4%	9.4%	9.1%	9.6%	5.8%
Business ROAE (6)	10.3%	9.4%	9.0%	11.6%	6.8%
Return on Average Assets (“ROAA”)	1.21%	1.11%	1.20%	1.22%	0.70%
Business ROAA	1.33%	1.11%	1.19%	1.46%	0.83%
Net Interest Margin ("NIM") (7)	2.06%	1.82%	2.06%	2.06%	1.79%
Net Interest Spread ("NIS") (8)	1.84%	1.66%	1.83%	1.85%	1.63%
Efficiency Ratio (9)	28%	33%	23%	33%	35%
Business Efficiency Ratio (9)	26%	33%	22%	30%	33%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,767	$7,411	$6,767	$6,914	$7,411
Treasury Portfolio	$180	$349	$180	$282	$349
Total Assets	$7,634	$8,301	$7,634	$7,670	$8,301
Market capitalization	$1,036	$1,254	$1,036	$945	$1,254
Tier 1 Basel III Capital Ratio (10)	15.6%	16.0%	15.6%	15.9%	16.0%
Leverage (times) (11)	7.7	8.8	7.7	7.8	8.8
Liquid Assets / Total Assets (12)	11.9%	11.6%	11.9%	9.7%	11.6%
NPL to gross loan portfolio	1.30%	0.30%	1.30%	0.43%	0.30%
Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to Commercial Portfolio	1.60%	1.30%	1.60%	1.40%	1.30%
Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to NPL (times)	1.3	4.7	1.3	3.4	4.7

CEO's Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 2Q16 results: “Core operating trends were reasonably strong during the second quarter in a business environment that continues to be challenging. Average quarterly portfolio balances declined on lower off-balance sheet portfolio balances, with strong loan disbursement growth offset by prepayments, but lending margins remained at robust levels, reinforcing the Bank’s earnings generation capacity. Top line revenues, aided by solid fee income growth were higher both on a quarter-on-quarter and year-to-date basis. Our origination is well diversified across the Region, and the short duration of our exposures allows the Bank to proactively adjust the portfolio mix according to the prevailing market conditions. This quarter saw us continuing to shrink the exposure profile in Brazil, not just in relative, but also in absolute terms as the recessionary trend continues in that country, while partially compensating with growth in other parts of the Region. We also increased our efforts to steer origination towards short-term trade exposures, which represent higher quality risk, albeit at lower margins. We are convinced this emphasis is conducive to asset growth during the remainder of the year and accelerates our focus on ensuring better overall returns, deploying our capital more efficiently.

As we continue to face disparate growth patterns and overall higher levels of volatility in the markets, it is not surprising to see an increase in liability restructuring negotiations and work-out arrangements sought by debtors over the last few quarters, and we are working diligently to mitigate the impact from these adverse market conditions in certain countries and industry sectors for these clients. While the number and amount of these exposures remain relatively small in relation to the overall portfolio, we do take them very seriously nonetheless, as the size, nature and relative importance of these debtors in their respective market segments require close coordination with multiple creditors. On the backdrop of strong core business performance for the year so far, we have strengthened reserves significantly this quarter to reflect the more advanced stages of delinquency in these few cases due to complex, and thus protracted negotiations with the debtors. We believe the reserve levels accurately reflect the expected outcomes of ongoing restructuring and recovery efforts, but stand ready to adjust these levels should expectations be revised upwards or downwards as efforts progress. Meanwhile, the work-out arrangements concluded in prior quarters continue to perform even better as anticipated, as underlying commodity prices stabilized in hard-hit sectors such as Oil & Gas and Sugar.

While commission income from the letters of credit business remained stable, albeit below historical levels this quarter, on account of limited demand from importers in the Southern Cone and Andean regions, the pick-up of fee income in our structuring and syndication business did materialize as previously anticipated, with a number of successfully concluded transactions, to which we have already added another completed transaction early in the third quarter. The pipeline of mandated structured transactions continues to look strong, and we maintain our positive outlook for the remainder of the year for this line of business.

Bladex has reached a scale in business operations and efficiency that allows the Bank to absorb the effects of a challenging business environment while still maintaining profitability and returns. Additionally, the exit from the participation in investment funds early in this quarter has removed a significant element of market risk volatility, allowing us to squarely focus on what we know best – credit risk. Our diversified portfolio approach not only allows us to mitigate the impacts of current market conditions, but also to take advantage of them, and we are determined to keep the course in the coming quarters.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities relating to the Commercial Portfolio’s activities. These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, and off-balance sheet instruments. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and other income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated by other loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss (gain) from expected credit losses on loans at amortized cost and off-balance sheet instruments; and (v) allocated operating expenses.

The Commercial Portfolio includes gross loans at amortized cost, customers’ liabilities under acceptances, off-balance sheet instruments such as confirmed and stand-by letters of credit, credit commitments, and guarantees covering commercial risk, and an equity investment.

As of June 30, 2016, the Commercial Portfolio balances stood at $6.8 billion, 2% lower compared to $6.9 billion a quarter ago and 9% lower versus $7.4 billion a year ago, as off-balance sheet portfolio balances decreased, and increased loan disbursements were largely offset by prepayments during the quarter, while net lending margins remained at robust levels, supporting income generation. The Bank accelerated its emphasis on origination of short-term trade finance exposures, together with reducing certain country, industry and client risk concentrations. On an average basis, Commercial Portfolio balances reached $6.9 billion in the first 6M16, down 3% compared to the $7.1 billion during the same period 2015, while 2Q16 average balance was $6.7 billion, down 3% from the previous quarter and 4% from the 2Q15.

The Commercial Portfolio continued to be short-term and trade-related in nature. As of June 30, 2016, $5.0 billion, or 74%, of the Commercial Portfolio were scheduled to mature within one year. Trade finance operations represented 59% of the portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade, generating hard currency.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and the diversification across industry segments:

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	6M16	6M15	2Q16	1Q16	2Q15
Commercial Business Segment:
Net interest income	$69.5	$61.2	$34.3	$35.2	$30.2
Net other income (13)	7.8	6.3	5.0	2.8	3.6
Total income	77.3	67.5	39.3	38.0	33.8
Impairment loss from expected credit losses on loans and off-balance sheet credit risks	(12.8)	(8.3)	(11.5)	(1.2)	(8.2)
Operating expenses	(16.9)	(20.3)	(7.3)	(9.6)	(9.9)
Profit for the period	$47.6	$38.9	$20.4	$27.2	$15.7

2Q16 vs. 1Q16

The Commercial Business Segment’s Profit for the 2Q16 totaled $20.4 million, as the positive effects of (i) a $1.2 million, or 3%, increase in total income driven by the $2.1 million, or 76%, increase in net other income mainly from the completion of five transactions in the loan structuring and syndication business, and (ii) the $2.3 million, or 24%, decrease in allocated operating expenses as a result of lower performance-based compensation expense, were offset by (iii) higher provisions for impairment from expected credit losses in the Commercial Portfolio of $11.5 million compared to $1.2 million in the previous quarter, mainly to account for expected lifetime credit losses regarding certain credit exposures undergoing restructuring efforts.

2Q16 vs. 2Q15

The Segment’s quarterly Profit of $20.4 million represented a $4.7 million, or 30%, increase compared to $15.7 million in the 2Q15, as a result of: (i) a $5.5 million, or 16%, increase in total income driven by higher net interest income (+$4.1 million, or 14%) mainly from increased net lending margins offsetting lower average lending balances (-3%), and increased net other income (+$1.4 million, or 38%) from higher loan structuring and syndication fees, (ii) a $2.6 million, or 26%, decrease in operating expenses mainly due to lower performance-based compensation expense; partially offset by (iii) a $3.3 million, or 41%, increase in provisions for impairment from expected credit losses associated with the Bank’s Commercial Portfolio.

6M16 vs. 6M15

The Segment’s Profit for the first 6M16 totaled $47.6 million, a $8.7 million, or 22%, increase attributable to: (i) a $9.8 million, or 14%, increase in total income driven by higher net interest income (+$8.3 million, or 14%) reflecting higher net lending margins, which more than offset the effects of lower average lending balances (-3%), and increased net other income (+$1.5 million, or 24%) from higher loan structuring and syndication fees, (ii) a $3.4 million, or 17%, decrease in business allocated operating expenses mainly from lower performance-based compensation expense and professional services, as the Bank continues to focus on improving efficiencies; partially offset by (iii) a $4.5 million, or 54%, increase in provisions for impairment from expected credit losses associated with the Bank’s Commercial Portfolio.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, as well as the management of the Bank’s interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of financial instruments at fair value through Accumulated Other Comprehensive Income (Loss) account (“OCI”) and securities at amortized cost. The Treasury Business Segment also incorporated the Bank’s net results from its participation in investment funds, which were shown in the other income line item “gain (loss) per financial instrument at fair value through profit or loss – investment funds”. The Bank’s commitment to remain as an investor in the investment funds expired on April 1st, 2016, date on which the Bank proceeded to redeem its entire remaining participation in the funds. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities which constitute its funding sources, namely: liability deposits, securities sold under repurchase agreement, and short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, as well as related net other income, including net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI (“FVTOCI”), impairment loss from expected credit losses on investment securities, other income and allocated operating expenses.

The Bank’s liquid assets totaled $0.9 billion as of June 30, 2016, compared to $0.7 billion as of March 31, 2016, and $1.0 billion as of June 30, 2015, in response to heightened market volatility. As of these dates, the liquid assets to total assets ratio was 11.9%, 9.7%, and 11.6%, respectively, while the liquid assets to total deposits ratio was 28.3%, 24.2%, and 29.6%, respectively.

As of June 30, 2016, the portfolio of securities at FVTOCI totaled $75 million, compared to $174 million as of March 31, 2016, and $286 million as of June 30, 2015, as the Bank reduced its holdings in that category. The portfolio of securities at amortized cost stood at $104 million as of June 30, 2016, compared to $108 million as of March 31, 2016 and $63 million as of June 30, 2015. As of June 30, 2016, both securities portfolios consisted of readily-quoted Latin American securities, 76% of which represented multilateral, sovereign, or state-owned risk (refer to Exhibit XI for a per-country risk distribution of the Treasury portfolio).

Deposit balances stood at $3.2 billion as of June 30, 2016, representing 48% of total liabilities, compared to $3.1 billion, or 46% of total liabilities as of March 31, 2016, and $3.2 billion, or 44% of total liabilities a year ago. The strong levels of deposits (+4% quarter-on-quarter, -1% year-on-year) allowed selective utilization of short-term bilateral sources of funding, which as of June 30, 2016, decreased 20% quarter-on-quarter and 46% year-on-year to reach $1.3 billion in short-term borrowings and debt, including Repos. Long-term borrowings and debt totaled $2.0 billion as of June 30, 2016, up 10% quarter-on-quarter and 29% from a year ago, as the Bank increased its stable base of longer-term funding through capital markets issuances, loan syndications and bilateral transactions. As a net result of increased market rates and stable average funding spreads, year-to-date weighted average funding cost increased 28 bps to reach 1.33% in the 1H16, while quarterly weighted average funding cost increased 9 bps quarter-on-quarter and 33 bps year-on-year to reach 1.38% in the 2Q16.

(US$ million)	6M16	6M15	2Q16	1Q16	2Q15
Treasury Business Segment:
Net interest income	$8.2	$9.4	$3.9	$4.3	$4.6
Net other income (loss) (13)	(4.1)	1.4	1.2	(5.3)	(2.3)
Total income (loss)	4.1	10.8	5.1	(1.0)	2.3
Impairment loss from expected credit losses on investment securities	(0.5)	(0.8)	(0.5)	(0.0)	(1.7)
Operating expenses	(5.5)	(5.5)	(2.8)	(2.8)	(2.8)
Profit (Loss) for the period	$(1.9)	$4.5	$1.9	$(3.8)	$(2.2)

2Q16 vs. 1Q16

The Treasury Business Segment reported a Profit for the 2Q16 of $1.9 million compared to a Loss for the 1Q16 of $3.8 million, primarily attributable to the Bank’s former participation in the investment funds which was terminated on April 1st, 2016, with a residual gain of $0.2 million recorded in the 2Q16, compared to a $4.6 million loss from its former participation in the investment funds in the 1Q16, along with improved results from foreign currency exchange and financial instruments at FVTOCI.

2Q16 vs. 2Q15

The Segment’s $1.9 million Profit for the 2Q16, compared to a $2.2 million Loss for the 2Q15, was mainly the result of the swing in trading results from the Bank’s former participation in the investment funds, along with lower provisions for impairment from expected credit losses on investment securities during the 2Q16.

6M16 vs. 6M15

The Segment’s year-to-date 2016 Loss for the period of $1.9 million versus the $4.5 million Profit for the 1H15, was primarily driven by the swing in trading results from the Bank’s former participation in the investment funds, as well as losses from its derivative hedging positions and lower interest income from its investment securities portfolio during the 2Q16, as the Bank reduced its average portfolio balances by 34% YoY.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M16	6M15	2Q16	1Q16	2Q15
Net Interest Income ("NII") by Business Segment
Commercial Business Segment	$69.5	$61.2	$34.3	$35.2	$30.2
Treasury Business Segment	8.2	9.4	3.9	4.3	4.6
Combined Business Segment NII	$77.7	$70.6	$38.2	$39.5	$34.8

Net Interest Margin	2.06%	1.82%	2.06%	2.06%	1.79%

2Q16 vs. 1Q16

The Bank’s 2Q16 net interest income reached $38.2 million, a 3% decrease quarter-on-quarter, due to the net effect of lower average interest earning assets (-3%), mostly from lower average loan and investment securities balances, and decreased interest-bearing liabilities, while NIM remained stable at 2.06%.

2Q16 vs. 2Q15

Quarterly net interest income of $38.2 million increased 10% year-on-year, mostly due to higher NIM (+27pbs) reflecting higher net lending spreads and increased market rates, more than offsetting the effects of lower average interest-earning asset balances, mostly from lower average lending portfolio balances (-3%).

6M16 vs. 6M15

The Bank’s year-to-date 2016 net interest income reached $77.7 million, a 10% year-on-year increase, mainly driven by higher NIM (+24 bps) reflecting higher net lending spreads and increased market rates, which more than offset lower average interest-earning asset balances, mostly from average loan portfolio balances (-3%).

FEES AND OTHER INCOME

Fees and other income includes the fee income associated with letters of credit and other off-balance sheet assets, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication, as well as loan intermediation and distribution activities.

(US$ million)	6M16	6M15	2Q16	1Q16	2Q15
Fees and Commissions, net	$6.8	$5.4	$4.4	$2.4	$3.1
Letters of credit and off-balance sheet instruments *	3.7	5.2	1.8	1.9	3.0
Loan structuring and distribution fees	3.1	0.2	2.6	0.5	0.1
Gain on sale of loans at amortized cost	0.4	0.5	0.3	0.1	0.3
Other income, net	0.9	0.5	0.6	0.4	0.3
Fees and Other Income	$8.1	$6.5	$5.3	$2.8	$3.7

* Net of commission expenses

Quarterly Variation

Fees and other income totaled $5.3 million in the 2Q16, compared to $2.8 million in the 1Q16, and $3.7 million in the 2Q15. The $2.5 million, or 87% quarter-on-quarter increase was mostly driven by higher fee income in the structuring and distribution business from the completion of five transactions in the 2Q16, and higher net gains on sale of loans and other income. The $1.6 million, or 43%, year-on-year increase was the result of higher fees in the structuring and distribution business, along with higher other income, which more than offset lower commissions from the letters of credit and off-balance sheet business.

6M16 vs. 6M15

The Banks’ year-to-date 2016 fees and other income totaled $8.1 million, a $1.7 million, or 26%, year-on-year increase, as higher fees in the structuring and distribution business and other income, more than offset lower commissions from the letters of credit and off-balance sheet business mainly due to limited demand from importers in the Southern Cone and Andean regions.

PORTFOLIO QUALITY AND ALLOWANCE FOR EXPECTED CREDIT LOSSES ON LOANS AND OFF-BALANCE SHEET INSTRUMENTS

(In US$ million)	30-Jun-16	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15
Allowance for expected credit losses on loans at amortized cost:
Balance at beginning of the period	$92.1	$90.0	$93.8	$85.0	$73.4
Provisions (reversals)	10.0	2.1	2.0	8.8	11.6
Write-offs, net of recoveries	0.0	0.0	(5.8)	0.0	0.0
End of period balance	$102.1	$92.1	$90.0	$93.8	$85.0

Allowance for expected credit losses on off-balance sheet credit risk:
Balance at beginning of the period	$4.5	$5.4	$4.8	$11.5	$15.0
Provisions (reversals)	1.6	(0.9)	0.6	(6.7)	(3.4)
End of period balance	$6.1	$4.5	$5.4	$4.8	$11.5

Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk	$108.2	$96.6	$95.4	$98.6	$96.6

Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to Commercial Portfolio	1.60%	1.40%	1.33%	1.38%	1.30%
NPL to gross loan portfolio	1.30%	0.43%	0.78%	0.31%	0.30%
Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to NPL (times)	1.3	3.4	1.8	4.8	4.7

The allowance for credit losses on loan and off-balance sheet credit risk totaled $108.2 million as of June 30, 2016, compared to $96.6 million as of March 31, 2016 and June 30, 2015. The $10.0 million provision for impairment loss from credit losses on loans mainly reflects the adjustments to account for expected lifetime credit losses regarding certain exposures undergoing restructuring and recovery efforts. Consequently, NPL balances increased to $84.7 million, or 1.30% of total gross loan portfolio, as of June 30, 2016, from NPL of $28.0 million, or 0.43%, from a quarter ago, and NPL of $20.7 million, or 0.30%, from a year ago.

The coverage ratio of total allowance for credit losses on loans and off-balance sheet items to total Commercial Portfolio ending balances increased to 1.60% (+20 bps quarter-on-quarter, +30 bps year-on-year). The ratio of the total allowance for expected credit losses on loans and off-balance sheet items to NPLs was 1.3 times, versus 3.4 times, and 4.7 times, respectively.

OPERATING EXPENSES

Operating expenses totals the following line items of the consolidated statements of profit or loss:

(US$ million)	6M16	6M15	2Q16	1Q16	2Q15
Salaries and other employee expenses	$12.8	$15.7	$4.9	$7.9	$7.4
Depreciation of equipment and leasehold improvements	0.7	0.7	0.3	0.3	0.3
Amortization of intangible assets	0.2	0.3	0.1	0.1	0.2
Professional services	1.3	2.0	0.8	0.5	1.2
Maintenance and repairs	0.9	0.8	0.4	0.4	0.4
Other expenses	6.6	6.2	3.5	3.1	3.2
Total Operating Expenses	$22.4	$25.8	$10.1	$12.4	$12.7

Quarterly Variation

Operating expenses decreased 19% quarter-on-quarter and 21% year-on-year to reach $10.1 million in the 2Q16 mainly attributable to lower performance-based variable compensation expense.

The Bank’s Efficiency Ratio and Business Efficiency Ratio, which excludes non-core revenues and expenses, mainly from the former participation in investment funds, both improved to 23% and 22%, respectively, compared to 33% and 30% in 1Q16, and compared to 35% and 33% in the 2Q15, respectively, on higher total income and lower operating expenses. The ratio of operating expenses to average assets improved to 54 bps in the 2Q16, compared to 64 bps and 65 bps in the comparative periods.

6M16 vs. 6M15

During the first 6M16, operating expenses totaled $22.4 million, a 13% decrease year-on-year, mainly due to lower performance-based variable compensation and professional service expenses, as the Bank continues to focus on improving efficiencies.

The Bank’s year-to-date Efficiency Ratio and the Business Efficiency Ratio improved to 28% and 26%, respectively, compared to 33% from a year ago, as total income increased 4% and operating expenses decreased 13%. The Bank’s operating expenses to average assets ratio improved to 59 bps in the first 6M16, compared to 66 bps in the same period of 2015.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	30-Jun-16	31-Mar-16	30-Jun-15
Tier 1 Capital (10)	$994	$988	$950
Risk-Weighted Assets Basel III (10)	$6,363	$6,198	$5,953
Tier 1 Basel III Capital Ratio (10)	15.6%	15.9%	16.0%
Stockholders’ Equity	$992	$983	$946
Stockholders’ Equity to Total Assets	13.0%	12.8%	11.4%
Accumulated other comprehensive income (loss) ("OCI")	$(8)	$(9)	$(4)
Leverage (times) (11)	7.7	7.8	8.8
Shares outstanding	39.096	39.034	38.969

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.1 million common shares outstanding as of June 30, 2016. As of the same date, the Bank’s Tier 1 Basel III Capital Ratio was 15.6%, compared to 15.9% as of March 31, 2016 and 16.0% as of June 30, 2015, reflecting moderately higher risk-weighted assets. The Bank’s leverage as of these dates was 7.7x, 7.8x, and 8.8x, respectively.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held July 19, 2016, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the second quarter 2016. The dividend will be paid on August 17, 2016, to stockholders registered as of August 3, 2016.

▪	Ratings affirmed: On June 28, 2016, Standard & Poor’s affirmed the Bank’s credit ratings at ‘BBB/A-2’; with a “Stable” Outlook. In its semiannual update published on July 19, 2016, Moody’s Investors Service affirmed its credit opinion of ‘Baa2/P-2’ with a “Stable” Outlook. On July 25, 2016, Fitch Ratings affirmed the Bank’s long- and short-term foreign currency Issuer Default Rating at ‘BBB+/F2’ respectively; with a “Stable” Outlook.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, professional services, maintenance and repairs, and other expenses.

(2)	Business Profit refers to Profit for the period, deducting non-core items.

(3)	Non-Core Items include the net results from the participations in the investment funds recorded in the “gain (loss) per financial instrument at fair value through profit or loss – investment funds” line item, other income and other expenses related to investment funds.

(4)	Earnings per Share (“EPS”) and Business EPS calculations are based on the average number of shares outstanding during each period.

(5)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(6)	Business ROAE refers to annualized Business Profit divided by average stockholders’ equity.

(7)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(8)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(9)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income. Business Efficiency Ratio refers to business operating expenses as a percentage of total income excluding non-core items.

(10)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVTOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

(13)	Net other income (loss) by Business Segment consists of the following items:
-	Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income.
-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at FVTOCI, and net related other income.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through June 30, 2016, Bladex had disbursed accumulated credits of approximately $237 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, July 27, 2016 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 92907602.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2016	March 31, 2016	June 30, 2015	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$944,621	$771,406	$992,113	$173,215	22%	($47,492)	(5)%
Financial Instruments:
At fair value through profit or loss	244	49,327	53,584	(49,083)	(100)	(53,340)	(100)
At fair value through OCI	74,732	174,084	286,228	(99,352)	(57)	(211,496)	(74)
Securities at amortized cost, net	104,246	107,890	63,039	(3,644)	(3)	41,207	65
Loans at amortized cost	6,520,325	6,533,322	6,919,768	(12,997)	(0)	(399,443)	(6)
Allowance for expected credit losses	102,083	92,117	85,018	9,966	11	17,065	20
Unearned interest & deferred fees	8,546	8,579	8,604	(33)	(0)	(58)	(1)
Loans at amortized cost, net	6,409,696	6,432,626	6,826,146	(22,930)	(0)	(416,450)	(6)

At fair value – Derivative financial instruments used for hedging – receivable	22,089	21,521	9,028	568	3	13,061	145

Property and equipment, net	5,415	5,793	6,367	(378)	(7)	(952)	(15)
Intangibles, net	415	415	849	0	0	(434)	(51)

Other assets:
Customers' liabilities under acceptances	1,312	29,657	3,560	(28,345)	(96)	(2,248)	(63)
Accrued interest receivable	46,310	47,736	38,511	(1,426)	(3)	7,799	20
Other assets	24,569	29,112	21,654	(4,543)	(16)	2,915	13
Total of other assets	72,191	106,505	63,725	(34,314)	(32)	8,466	13

TOTAL ASSETS	$7,633,649	$7,669,567	$8,301,079	$(35,918)	(0)%	$(667,430)	(8)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$162,246	$123,646	$217,086	$38,600	31%	$(54,840)	(25)%
Time	3,044,054	2,949,733	3,019,859	94,321	3	24,195	1
Total deposits	3,206,300	3,073,379	3,236,945	132,921	4	(30,645)	(1)

At fair value – Derivative financial instruments used for hedging – payable	35,887	31,364	27,083	4,523	14	8,804	33

Financial liabilities at fair value through profit or loss	0	0	59	0	n.m. (*)	(59)	(100)%
Securities sold under repurchase agreement	93,297	145,616	223,427	(52,319)	(36)	(130,130)	(58)
Short-term borrowings and debt	1,216,617	1,497,530	2,186,064	(280,913)	(19)	(969,447)	(44)
Long-term borrowings and debt, net	2,047,175	1,861,625	1,584,176	185,550	10	462,999	29

Other liabilities:
Acceptances outstanding	1,312	29,657	3,560	(28,345)	(96)	(2,248)	(63)
Accrued interest payable	15,426	21,534	15,012	(6,108)	(28)	414	3
Allowance for expected credit losses on off-balance sheet credit risk	6,091	4,512	11,543	1,579	35	(5,452)	(47)
Other liabilities	19,276	21,314	67,382	(2,038)	(10)	(48,106)	(71)
Total other liabilities	42,105	77,017	97,497	(34,912)	(45)	(55,392)	(57)

TOTAL LIABILITIES	$6,641,381	$6,686,531	$7,355,251	$(45,150)	(1)%	$(713,870)	(10)%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(70,600)	(71,964)	(73,397)	1,364	(2)	2,797	(4)
Additional paid-in capital in excess of assigned value of common stock	119,158	119,403	118,372	(245)	(0)	786	1
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	576,299	569,080	530,051	7,219	1	46,248	9
Accumulated other comprehensive loss	(7,779)	(8,673)	(4,388)	894	(10)	(3,391)	77

TOTAL STOCKHOLDERS' EQUITY…	$992,268	$983,036	$945,828	$9,232	1%	$46,440	5%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,633,649	$7,669,567	$8,301,079	$(35,918)	(0)%	$(667,430)	(8)%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

 (In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2016	March 31, 2016	June 30, 2015	CHANGE	%	CHANGE	%

NET INTEREST INCOME:
Interest income	$60,473	$61,158	$52,824	$(685)	(1)%	$7,649	14%
Interest expense	(22,287)	(21,640)	(18,017)	(647)	3	(4,270)	24

NET INTEREST INCOME	38,186	39,518	34,807	(1,332)	(3)	3,379	10

OTHER INCOME:
Fees and commissions, net	4,434	2,373	3,109	2,061	87	1,325	43
Derivative financial instruments and foreign currency exchange	500	(839)	(339)	1,339	(160)	839	(247)
Gain (loss) per financial instrument at fair value through profit or loss - investment funds	230	(4,595)	(2,507)	4,825	(105)	2,737	(109)
Gain (loss) per financial instrument at fair value through profit or loss - other financial instruments	186	412	302	(226)	(55)	(116)	(38)
Gain (loss) per financial instrument at fair value through OCI	(30)	(285)	133	255	(89)	(163)	(123)
Gain on sale of loans at amortized cost	303	100	305	203	203	(2)	(1)
Other income, net	556	351	284	205	58	272	96
NET OTHER INCOME	6,179	(2,483)	1,287	8,662	(349)	4,892	380

TOTAL INCOME	44,365	37,035	36,094	7,330	20	8,271	23

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	9,966	2,143	11,649	7,823	365	(1,683)	(14)
Impairment loss from expected credit losses on investment securities	479	7	1,659	472	6,743	(1,180)	(71)
Impairment loss (gain) from expected credit losses on off-balance sheet instruments	1,579	(913)	(3,434)	2,492	(273)	5,013	(146)
Salaries and other employee expenses	4,898	7,880	7,368	(2,982)	(38)	(2,470)	(34)
Depreciation of equipment and leasehold improvements	334	329	345	5	2	(11)	(3)
Amortization of intangible assets	91	113	173	(22)	(19)	(82)	(47)
Professional services	846	477	1,223	369	77	(377)	(31)
Maintenance and repairs	441	433	440	8	2	1	0
Other expenses	3,459	3,128	3,153	331	11	306	10
TOTAL EXPENSES	22,093	13,597	22,576	8,496	62	(483)	(2)

PROFIT FOR THE PERIOD	$22,272	$23,438	$13,518	$(1,166)	(5)%	$8,754	65%

PER COMMON SHARE DATA:
Basic earnings per share	0.57	0.60	0.35
Diluted earnings per share	0.57	0.60	0.35

Weighted average basic shares	39,078	38,997	38,954
Weighted average diluted shares	39,198	39,121	39,073

PERFORMANCE RATIOS:
Return on average assets	1.20%	1.22%	0.70%
Return on average stockholders' equity	9.06%	9.65%	5.77%
Net interest margin	2.06%	2.06%	1.79%
Net interest spread	1.83%	1.85%	1.63%
Operating expenses to total average assets	0.54%	0.64%	0.65%

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Profit or Loss, Financial Position, and Selected Financial Ratios)

	FOR THE SIX MONTHS ENDED
	June 30, 2016	June 30, 2015
	(In US$ thousand, except per share amounts & ratios)

PROFIT OR LOSS DATA:
Net interest income	$77,704	$70,632
Fees and commissions, net	6,807	5,409
Derivative financial instruments and foreign currency exchange	(339)	505
Gain (loss) per financial instrument at fair value through profit or loss - investment funds	(4,365)	13
Gain per financial instrument at fair value through profit or loss - other financial instruments	598	287
Gain (loss) per financial instrument at fair value through OCI	(315)	429
Gain on sale of loans at amortized cost	403	512
Other income, net	907	532
Impairment (loss) from expected credit losses on loans and off-balance sheet instruments	(12,775)	(8,290)
Impairment (loss) from expected credit losses on investment securities	(486)	(829)
Operating expenses	(22,429)	(25,814)
PROFIT FOR THE PERIOD	$45,710	$43,386

FINANCIAL POSITION DATA (In US$ thousand):
Financial instruments at fair value through profit or loss	244	53,584
Financial instruments at fair value through OCI	74,732	286,228
Securities at amortized cost, net	104,246	63,039
Loans at amortized cost	6,520,325	6,919,768
Total assets	7,633,649	8,301,079
Deposits	3,206,300	3,236,945
Financial liabilities at fair value through profit or loss	0	59
Securities sold under repurchase agreements	93,297	223,427
Short-term borrowings and debt	1,216,617	2,186,064
Long-term borrowings and debt, net	2,047,175	1,584,176
Total liabilities	6,641,381	7,355,251
Stockholders' equity	992,268	945,828

PER COMMON SHARE DATA:
Basic earnings per share	1.17	1.12
Diluted earnings per share	1.17	1.11
Book value (period average)	25.18	24.07
Book value (period end)	25.38	24.27

(In thousand):
Weighted average basic shares	39,037	38,880
Weighted average diluted shares	39,120	39,015
Basic shares period end	39,096	38,969

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets.	1.21%	1.11%
Return on average stockholders' equity	9.35%	9.35%
Net interest margin	2.06%	1.82%
Net interest spread	1.84%	1.66%
Operating expenses to total average assets	0.59%	0.66%

ASSET QUALITY RATIOS:
Non-performing loans to gross loan portfolio	1.30%	0.30%
Write-offs to gross loan portfolio	0.00%	0.00%
Allowance for expected credit losses on loans at amortized cost to gross loan portfolio	1.57%	1.23%
Allowance for expected credit losses on off-balance sheet credit risk to total off-balance sheet portfolio	2.47%	2.35%
Total allowance for expected credit losses on loan at amortized cost and off-balance sheet credit risk to non-performing loans	128%	466%

CAPITAL RATIOS:
Stockholders' equity to total assets	13.0%	11.4%
Tier 1 Basel III Capital Ratio	15.6%	16.0%

EXHIBIT IV

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2016	June 30, 2015	CHANGE	%
	(In US$ thousand)
NET INTEREST INCOME:
Interest income	$121,631	$106,478	$15,153	14%
Interest expense	(43,927)	(35,846)	(8,081)	23

NET INTEREST INCOME	77,704	70,632	7,072	10

OTHER INCOME:
Fees and commissions, net	6,807	5,409	1,398	26
Derivative financial instruments and foreign currency exchange	(339)	505	(844)	(167)
Gain (loss) per financial instrument at fair value through profit or loss - investment funds	(4,365)	13	(4,378)	n.m. (*)
Gain per financial instrument at fair value through profit or loss - other financial instruments	598	287	311	108
Gain (loss) per financial instrument at fair value through OCI	(315)	429	(744)	(173)
Gain on sale of loans at amortized cost	403	512	(109)	(21)
Other income, net	907	532	375	70
NET OTHER INCOME	3,696	7,687	(3,991)	(52)

TOTAL INCOME	81,400	78,319	3,081	4

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	12,109	6,619	5,490	83
Impairment loss from expected credit losses on investment securities	486	829	(343)	(41)
Impairment loss from expected credit losses on off-balance sheet instruments	666	1,671	(1,005)	(60)
Salaries and other employee expenses	12,778	15,723	(2,945)	(19)
Depreciation of equipment and leasehold improvements	663	725	(62)	(9)
Amortization of intangible assets	203	322	(119)	(37)
Professional services	1,324	1,976	(652)	(33)
Maintenance and repairs	873	835	38	5
Other expenses	6,588	6,233	355	6
TOTAL EXPENSES	35,690	34,933	757	2

PROFIT FOR THE PERIOD	$45,710	$43,386	$2,324	5%

(*) "n.m." means not meaningful.

 EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2016			March 31, 2016			June 30, 2015
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$822,618	$894	0.43%	$876,324	$1,171	0.53%	$769,087	$489	0.25%
Financial Instruments at fair value through profit or loss	11,288	0	0.00	53,386	0	0.00	55,722	0	0.00
Financial Instruments at fair value through OCI	116,164	548	1.87	165,118	950	2.28	300,972	1,728	2.27
Securities at amortized cost (1)	112,102	789	2.78	108,510	784	2.86	63,175	466	2.92
Loans at amortized cost, net of unearned interest	6,398,996	58,242	3.60	6,510,712	58,253	3.54	6,595,850	50,141	3.01

TOTAL INTEREST EARNING ASSETS	$7,461,167	$60,473	3.21%	$7,714,050	$61,158	3.14%	$7,784,805	$52,824	2.68%

Non interest earning assets	61,089			88,949			60,711
Allowance for expected credit losses on loans at amortized cost	(92,214)			(89,998)			(74,418)
Other assets	25,803			20,384			11,942

TOTAL ASSETS	$7,455,845			$7,733,385			$7,783,040

INTEREST BEARING LIABILITIES
Deposits	$3,076,904	$5,089	0.65%	$2,907,204	$4,552	0.62%	$2,803,742	$2,738	0.39%
Trading liabilities	(4)	0	0.00	(3)	0	0.00	42	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	1,391,982	3,735	1.06	1,886,446	4,855	1.02	2,478,144	5,837	0.93
Long-term borrowings and debt, net (2)	1,940,221	13,463	2.74	1,861,051	12,233	2.60	1,483,671	9,442	2.52

TOTAL INTEREST BEARING LIABILITIES	$6,409,103	$22,287	1.38%	$6,654,698	$21,640	1.29%	$6,765,600	$18,017	1.05%

Non interest bearing liabilities and other liabilities	$57,970			$101,423			$77,171

TOTAL LIABILITIES	6,467,073			6,756,120			6,842,770

STOCKHOLDERS' EQUITY	988,772			977,264			940,270

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,455,845			$7,733,385			$7,783,040

NET INTEREST SPREAD			1.83%			1.85%			1.63%

NET INTEREST INCOME AND NET INTEREST MARGIN		$38,186	2.06%		$39,518	2.06%		$34,807	1.79%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

 EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2016			June 30, 2015
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$849,471	$2,064	0.48%	$773,964	$920	0.24%
Financial Instruments at fair value through profit or loss	32,337	0	0.00	56,901	0	0.00
Financial Instruments at fair value through OCI	140,641	1,499	2.11	321,629	3,589	2.22
Securities at amortized cost (1)	110,306	1,572	2.82	60,515	871	2.86
Loans at amortized cost, net of unearned interest	6,454,854	116,496	3.57	6,627,006	101,098	3.03

TOTAL INTEREST EARNING ASSETS	$7,587,609	$121,631	3.17%	$7,840,017	$106,478	2.70%

Non interest earning assets	75,019			78,407
Allowance for expected credit losses on loans at amortized cost	(91,106)			(76,498)
Other assets	23,093			14,731

TOTAL ASSETS	$7,594,615			$7,856,657

INTEREST BEARING LIABILITIES
Deposits	$2,992,054	$9,641	0.64%	$2,611,708	$5,191	0.40%
Trading liabilities	(3)	0	0.00	45	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	1,639,214	8,590	1.04	2,774,551	12,480	0.89
Long-term borrowings and debt, net (2)	1,900,636	25,696	2.67	1,432,478	18,175	2.52

TOTAL INTEREST BEARING LIABILITIES	$6,531,901	$43,927	1.33%	$6,818,782	$35,846	1.05%

Non interest bearing liabilities and other liabilities	$79,696			$102,192

TOTAL LIABILITIES	6,611,597			6,920,974

STOCKHOLDERS' EQUITY	983,018			935,683

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,594,615			$7,856,657

NET INTEREST SPREAD			1.84%			1.66%

NET INTEREST INCOME AND NET INTEREST MARGIN		$77,704	2.06%		$70,632	1.82%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VII

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/16	JUN 30/16	MAR 31/16	DEC 31/15	SEP 30/15	JUN 30/15	JUN 30/15

NET INTEREST INCOME:
Interest income	$121,631	$60,473	$61,158	$58,127	$55,708	$52,824	$106,478
Interest expense	(43,927)	(22,287)	(21,640)	(20,349)	(18,639)	(18,017)	(35,846)
NET INTEREST INCOME	77,704	38,186	39,518	37,778	37,069	34,807	70,632

OTHER INCOME:
Fees and commissions, net	6,807	4,434	2,373	6,329	7,461	3,109	5,409
Derivative financial instruments and foreign currency exchange	(339)	500	(839)	374	(902)	(339)	505
Gain (loss) per financial instrument at fair value through profit or loss - investment funds	(4,365)	230	(4,595)	(2,030)	7,103	(2,507)	13
Gain (loss) per financial instrument at fair value through profit or loss - other financial instruments	598	186	412	(248)	606	302	287
Gain (loss) per financial instrument at fair value through OCI	(315)	(30)	(285)	0	(65)	133	429
Gain on sale of loans at amortized cost	403	303	100	784	208	305	512
Other income, net	907	556	351	574	498	284	532
NET OTHER INCOME	3,696	6,179	(2,483)	5,783	14,909	1,287	7,687

TOTAL INCOME	81,400	44,365	37,035	43,561	51,978	36,094	78,319

Impairment loss from expected credit losses on loans at amortized cost	12,109	9,966	2,143	1,867	8,761	11,649	6,619
Impairment loss (gain) from expected credit losses on investment securities	486	479	7	4,746	(286)	1,659	829
Impairment loss (gain) from expected credit losses on off-balance sheet instruments	666	1,579	(913)	622	(6,740)	(3,434)	1,671
Operating expenses	22,429	10,069	12,360	13,100	12,871	12,702	25,814
PROFIT FOR THE PERIOD	$45,710	$22,272	$23,438	$23,226	$37,372	$13,518	$43,386
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.17	$0.57	$0.60	$0.60	$0.96	$0.35	$1.12

PERFORMANCE RATIOS
Return on average assets	1.21%	1.20%	1.22%	1.17%	1.85%	0.70%	1.11%
Return on average stockholders' equity	9.35%	9.06%	9.65%	9.55%	15.55%	5.77%	9.35%
Net interest margin	2.06%	2.06%	2.06%	1.90%	1.83%	1.79%	1.82%
Net interest spread	1.84%	1.83%	1.85%	1.72%	1.67%	1.63%	1.66%
Operating expenses to total average assets	0.59%	0.54%	0.64%	0.66%	0.64%	0.65%	0.66%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/16	JUN 30/15	JUN 30/16	MAR 31/16	JUN 30/15

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$69,512	$61,242	$34,296	$35,216	$30,192
Net other income (2)	7,780	6,269	4,961	2,819	3,596
Total income	77,292	67,511	39,257	38,035	33,788
Impairment loss from expected credit losses on loans and off-balance sheet instruments	(12,775)	(8,290)	(11,545)	(1,230)	(8,215)
Operating expenses (3)	(16,880)	(20,300)	(7,302)	(9,578)	(9,860)
PROFIT FOR THE PERIOD	$47,637	$38,921	$20,410	$27,227	$15,713

Average interest-earning assets (4)	6,454,854	6,627,006	6,398,996	6,510,712	6,595,850
End-of-period interest-earning assets (4)	6,511,779	6,911,164	6,511,779	6,524,743	6,911,164

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$8,192	$9,390	$3,890	$4,302	$4,615
Net other income (loss) (2)	(4,084)	1,418	1,218	(5,302)	(2,309)
Total income (loss)	4,108	10,808	5,108	(1,000)	2,306
Impairment loss from expected credit losses on investment securities.	(486)	(829)	(479)	(7)	(1,659)
Operating expenses (3)	(5,549)	(5,514)	(2,767)	(2,782)	(2,842)
PROFIT (LOSS) FOR THE PERIOD	$(1,927)	$4,465	$1,862	$(3,789)	$(2,195)

Average interest-earning assets (5)	1,132,755	1,213,011	1,062,172	1,203,338	1,188,955
End-of-period interest-earning assets (5)	1,124,621	1,395,302	1,124,621	1,103,206	1,395,302

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$77,704	$70,632	$38,186	$39,518	$34,807
Net other income (loss) (2)	3,696	7,687	6,179	(2,483)	1,287
Total income	81,400	78,319	44,365	37,035	36,094
Impairment loss from expected credit losses on loans and off-balance sheet instruments	(12,775)	(8,290)	(11,545)	(1,230)	(8,215)
Impairment loss from expected credit losses on investment securities.	(486)	(829)	(479)	(7)	(1,659)
Operating expenses (3)	(22,429)	(25,814)	(10,069)	(12,360)	(12,702)

PROFIT FOR THE PERIOD.	$45,710	$43,386	$22,272	$23,438	$13,518

Average interest-earning assets	7,587,609	7,840,017	7,461,168	7,714,050	7,784,805
End-of-period interest-earning assets	7,636,400	8,306,466	7,636,400	7,627,949	8,306,466

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury.  The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 - Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

(1)	Interest income on interest-earning assets, net of allocated cost of funds.
(2)	Net other income (loss) by Business Segment consists of the following items:
-	Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income.
-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at FVTOCI, and net related other income.
(3)	Operating Expenses allocation methodology assigns overhead expenses based on resource consumption by business segment. Total operating expenses includes the following line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, professional services, maintenance and repairs, and other expenses.
(4)	Includes loans at amortized cost, net of unearned interest and deferred fees.
(5)	Includes cash and cash equivalents, financial instruments at fair value through profit or loss, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2016		March 31, 2016		June 30, 2015		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$264	4	$190	3	$251	3	$74	$13
BERMUDA	19	0	19	0	0	0	0	19
BOLIVIA	20	0	27	0	25	0	(7)	(5)
BRAZIL	1,280	18	1,514	21	2,078	27	(234)	(798)
CANADA	1	0	0	0	0	0	1	1
CHILE..	194	3	171	2	216	3	23	(22)
COLOMBIA	785	11	759	11	797	10	26	(12)
COSTA RICA.	412	6	341	5	341	4	71	71
DOMINICAN REPUBLIC.	225	3	312	4	250	3	(87)	(25)
ECUADOR..	152	2	245	3	369	5	(93)	(217)
EL SALVADOR	119	2	118	2	85	1	1	34
FRANCE.	3	0	5	0	6	0	(2)	(3)
GERMANY.	97	1	97	1	97	1	0	0
GUATEMALA	383	6	435	6	376	5	(52)	7
HONDURAS	116	2	111	2	71	1	5	45
JAMAICA	57	1	20	0	0	0	37	57
JAPAN	18	0	0	0	0	0	18	18
MEXICO	932	13	991	14	1,169	15	(59)	(237)
NETHERLANDS	0	0	0	0	4	0	0	(4)
NICARAGUA	22	0	22	0	1	0	0	21
PANAMA	522	8	547	8	415	5	(25)	107
PARAGUAY	96	1	109	2	142	2	(13)	(46)
PERU	638	9	623	9	564	7	15	74
SINGAPORE.	68	1	53	1	0	0	15	68
SWITZERLAND.	29	0	43	1	1	0	(14)	28
TRINIDAD & TOBAGO.	186	3	147	2	219	3	39	(33)
UNITED STATES	76	1	47	1	63	1	29	13
URUGUAY	214	3	224	3	194	3	(10)	20
MULTILATERAL ORGANIZATIONS	19	0	26	0	26	0	(7)	(7)

TOTAL CREDIT PORTFOLIO (1)	$6,947	100%	$7,196	100%	$7,760	100%	$(249)	$(813)

UNEARNED INTEREST & DEFERRED FEES	(9)		(9)		(9)		0	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,938		$7,187		$7,751		$(249)	$(813)

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, customers' liabilities under acceptances, and off-balance sheet instruments (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2016		March 31, 2016		June 30, 2015		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$264	4	$190	3	$251	3	$74	$13
BERMUDA	19	0	19	0	0	0	0	19
BOLIVIA	20	0	27	0	25	0	(7)	(5)
BRAZIL	1,244	18	1,464	21	2,009	27	(220)	(765)
CANADA	1	0	0	0	0	0	1	1
CHILE	187	3	160	2	197	3	27	(10)
COLOMBIA	740	11	707	10	708	10	33	32
COSTA RICA	412	6	336	5	336	5	76	76
DOMINICAN REPUBLIC	225	3	312	5	250	3	(87)	(25)
ECUADOR	152	2	245	4	369	5	(93)	(217)
EL SALVADOR	119	2	118	2	85	1	1	34
FRANCE	3	0	5	0	6	0	(2)	(3)
GERMANY	97	1	97	1	97	1	0	0
GUATEMALA	383	6	435	6	376	5	(52)	7
HONDURAS.	116	2	111	2	71	1	5	45
JAMAICA	57	1	20	0	0	0	37	57
JAPAN	18	0	0	0	0	0	18	18
MEXICO	900	13	901	13	1,081	15	(1)	(181)
NETHERLANDS	0	0	0	0	4	0	0	(4)
NICARAGUA	22	0	22	0	1	0	0	21
PANAMA	495	7	514	7	378	5	(19)	117
PARAGUAY	96	1	109	2	142	2	(13)	(46)
PERU	633	9	616	9	557	8	17	76
SINGAPORE	68	1	53	1	0	0	15	68
SWITZERLAND	29	0	43	1	1	0	(14)	28
TRINIDAD & TOBAGO	177	3	139	2	210	3	38	(33)
UNITED STATES.	76	1	47	1	63	1	29	13
URUGUAY	214	3	224	3	194	3	(10)	20

TOTAL COMMERCIAL PORTFOLIO (1)	$6,767	100%	$6,914	100%	$7,411	100%	$(147)	$(644)

UNEARNED INTEREST & DEFERRED FEES	(9)		(9)		(9)		0	0

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,758		$6,905		$7,402		$(147)	$(644)

(1)	Includes gross loan portfolio, customers' liabilities under acceptances, and off-balance sheet instruments (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2016		March 31, 2016		June 30, 2015		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$36	20	$50	18	$69	20	($14)	($33)
CHILE	7	4	11	4	19	5	(4)	(12)
COLOMBIA	45	25	52	18	89	26	(7)	(44)
COSTA RICA	0	0	5	2	5	1	(5)	(5)
MEXICO	32	18	90	32	88	25	(58)	(56)
PANAMA	27	15	33	12	37	11	(6)	(10)
PERU	5	2	7	3	7	2	(2)	(2)
TRINIDAD & TOBAGO	9	5	8	3	9	3	1	0
MULTILATERAL ORGANIZATIONS	19	11	26	9	26	7	(7)	(7)

TOTAL TREASURY PORTOFOLIO (1)	$180	100%	$282	100%	$349	100%	($102)	($169)

(1)	Includes financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses. Excludes the Bank's former participation in the investment funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	6M16	6M15	2QTR16	1QTR16	2QTR15	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$175	$472	$113	$62	$283	($297)	$51	($170)
BELGIUM	16	0	16	0	0	16	16	16
BOLIVIA	17	15	5	12	0	2	(7)	5
BRAZIL	145	794	51	94	510	(649)	(43)	(459)
CANADA	1	0	1	0	0	1	1	1
CHILE	174	58	154	20	58	116	134	96
COLOMBIA	466	326	284	182	180	140	102	104
COSTA RICA	294	206	201	93	187	88	108	14
DOMINICAN REPUBLIC	395	381	214	181	237	14	33	(23)
ECUADOR	350	580	176	174	339	(230)	2	(163)
EL SALVADOR	80	39	14	66	25	41	(52)	(11)
FRANCE	5	6	0	5	0	(1)	(5)	0
GUATEMALA	403	424	153	250	211	(21)	(97)	(58)
HONDURAS	96	120	57	39	48	(24)	18	9
JAMAICA	89	66	69	20	30	23	49	39
JAPAN	18	0	18	0	0	18	18	18
MEXICO	1,187	1,296	576	611	715	(109)	(35)	(139)
NETHERLANDS	13	0	0	13	0	13	(13)	0
NICARAGUA	23	1	15	8	1	22	7	14
PANAMA	346	317	166	180	132	29	(14)	34
PARAGUAY	40	83	18	22	34	(43)	(4)	(16)
PERU	538	392	275	263	251	146	12	24
SINGAPORE	78	0	65	13	0	78	52	65
SWITZERLAND	84	1	38	46	1	83	(8)	37
TRINIDAD & TOBAGO	195	199	126	69	141	(4)	57	(15)
UNITED STATES	48	18	48	0	5	30	48	43
URUGUAY	0	17	0	0	0	(17)	0	0

TOTAL CREDIT DISBURSED (1)	$5,276	$5,811	$2,853	$2,423	$3,388	($535)	$430	($535)

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, and off-balance sheet instruments (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT XIII

NON-GAAP FEES AND OTHER INCOME RECONCILIATION

(In US$ thousand)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/16	JUN 30/16	MAR 31/16	DEC 31/15	SEP 30/15	JUN 30/15	JUN 30/15

NET OTHER INCOME	$3,696	$6,179	($2,483)	$5,783	$14,909	$1,287	$7,687

Less:
Derivative financial instruments and foreign currency exchange	(339)	500	(839)	374	(902)	(339)	505
Gain (loss) per financial instrument at fair value through profit or loss	(3,767)	416	(4,183)	(2,278)	7,709	(2,205)	300
Gain (loss) per financial instrument at fair value through OCI	(315)	(30)	(285)	0	(65)	133	429
FEES AND OTHER INCOME	$8,117	$5,293	$2,824	$7,687	$8,167	$3,698	$6,453

NON-GAAP BUSINESS INCOME RECONCILIATION

(In US$ thousand)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/16	JUN 30/16	MAR 31/16	DEC 31/15	SEP 30/15	JUN 30/15	JUN 30/15

TOTAL INCOME	$81,400	$44,365	$37,035	$43,561	$51,978	$36,094	$78,319

Less: Non-Core income
Gain (loss) per financial instrument at fair value through profit or loss - investment funds	(4,365)	230	(4,594)	(2,030)	7,103	(2,507)	13
Other income related to investment funds	278	278	0	0	0	0	0

BUSINESS INCOME	$85,487	$43,858	$41,629	$45,591	$44,875	$38,601	$78,306

NON-GAAP OPERATING EXPENSES AND BUSINESS OPERATING EXPENSES RECONCILIATION

(In US$ thousand)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/16	JUN 30/16	MAR 31/16	DEC 31/15	SEP 30/15	JUN 30/15	JUN 30/15

TOTAL EXPENSES	$35,690	$22,093	$13,597	$20,335	$14,606	$22,576	$34,933

Less:
Impairment loss from expected credit losses on loans at amortized cost	12,109	9,966	2,143	1,867	8,761	11,649	6,619
Impairment loss from expected credit losses on investment securities	486	479	7	4,746	(286)	1,659	829
Impairment loss from expected credit losses on off-balance sheet instruments	666	1,579	(913)	622	(6,740)	(3,434)	1,671
OPERATING EXPENSES	$22,429	$10,069	$12,360	$13,100	$12,871	$12,702	$25,814

Less: Non-Core expenses
Other expenses related to the investment funds	361	292	69	(2)	35	(11)	60
BUSINESS OPERATING EXPENSES	$22,068	$9,777	$12,291	$13,102	$12,836	$12,713	$25,754

NON-GAAP BUSINESS PROFIT FOR THE PERIOD RECONCILIATION

(In US$ thousand)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/16	JUN 30/16	MAR 31/16	DEC 31/15	SEP 30/15	JUN 30/15	JUN 30/15

PROFIT FOR THE PERIOD	$45,710	$22,272	$23,438	$23,226	$37,372	$13,518	$43,386

Less: Non-Core items
Gain (loss) per financial instrument at fair value through profit or loss - investment funds	(4,365)	230	(4,595)	(2,030)	7,103	(2,507)	13
Other income related to investment funds	278	278	0	0	0	0	0
Other expenses related to the investment funds	361	292	69	(2)	35	(11)	60
TOTAL NON-CORE ITEMS	$(4,448)	$216	$(4,664)	$(2,028)	$7,068	$(2,496)	$(47)

BUSINESS PROFIT FOR THE PERIOD	$50,158	$22,056	$28,102	$25,254	$30,304	$16,014	$43,433